Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Team, Inc.:

We consent to the use of our reports dated August 7, 2015, with respect to the consolidated balance sheets of Team, Inc. and subsidiaries as of May 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended May 31, 2015, and the effectiveness of internal control over financial reporting as of May 31, 2015 incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Houston, Texas

December 23, 2015